Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

June 21, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 21, 2019, The Nasdaq Stock Market (the "Exchange") received from Artelo Biosciences, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.001 per share

Warrants, exercisable for shares of Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



William Slattery